Via Facsimile and U.S. Mail
Mail Stop 6010

November 6, 2008

Richard Berman
Morlex, Inc.
420 Lexington Avenue, Suite 450
New York, New York 10170

Re: Morlex, Inc.
Form 10-KSB for the Year Ended December 31, 2007
File No. 000-30144

Dear Mr. Berman:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Carlton Tartar
Accounting Branch Chief